Exhibit 99.1

58.com Reports Second Quarter 2014 Unaudited Financial Results

BEIJING, August 21, 2014 -- 58.com Inc. (NYSE: WUBA) (“58.com” or the “Company”), China’s largest online marketplace serving local merchants and consumers, today reported its unaudited financial results for the second quarter ended June 30, 2014.

Second Quarter 2014 Financial Highlights

•	Total revenues were US$64.6 million, an 83.9% increase from the same period last year; exceeding guidance of US$61 million to US$63 million.

•	Gross margin was 94.7%, compared with 93.9% during the same quarter of 2013.

•	Net income was US$11.2 million, a 125.6% increase from the same period last year.

•	Basic and diluted earnings per ADS attributable to ordinary shareholders were US$0.14 and US$0.13, respectively, compared to basic and diluted earnings per ADS attributable to ordinary shareholders of US$0.03 in the same quarter of 2013. One ADS represents two Class A ordinary shares.

•	Non-GAAP net income [1] was US$12.4 million, compared with non-GAAP net income of US$5.5 million in the same quarter of 2013.

•	Non-GAAP basic and diluted earnings per ADS [2] attributable to ordinary shareholders were US$0.15 compared to non-GAAP basic and diluted earnings per ADS attributable to ordinary shareholders of US$0.06 in the same quarter of 2013.

First Half 2014 Financial Highlights

•	Total revenues were US$112.8 million, a 91.7% increase from the same period last year.

•	Gross margin was 94.8%, compared with 93.0% in the same period of 2013.

•	Net income increased significantly to US$13.5 million from US$0.3 million in the same period of 2013.

•	Basic and diluted earnings per ADS attributable to ordinary shareholders were US$0.17 and US$0.16, respectively, compared to basic and diluted loss per ADS attributable to ordinary shareholders of US$0.23 in the same period of 2013.

•	Non-GAAP net income was US$15.8 million, compared with non-GAAP net income of US$1.4 million in the same period of 2013.

•	Non-GAAP basic and diluted earnings per ADS attributable to ordinary shareholders were US$0.20 and US$0.19, respectively, compared to non-GAAP basic and diluted loss per ADS attributable to ordinary shareholders of US$0.18 in the same period of 2013.

1 Non-GAAP net income is defined as net income excluding share-based compensation expenses. For more information on these non-GAAP financial measures, please see the section captioned “Non-GAAP Financial Measures” and the tables captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this release.

2 Non-GAAP basic and diluted earnings per ADS is defined as non-GAAP net income divided by weighted average number of basic and diluted ADS.

Shares Outstanding Post Tencent Investment and Share Repurchase

On June 30, 2014, Tencent Holdings Limited, a leading provider of comprehensive Internet services in China purchased 36,805,000 ordinary shares from the Company at a purchase price of US$40 per ADS, or a total cash consideration of US$736.1 million. The Company used part of the proceeds from this transaction to repurchase an aggregate of 27,603,750 ordinary shares from existing pre-IPO shareholders. After this transaction, the Company had a total of 175,207,179 ordinary shares issued and outstanding as of June 30, 2014. The Company used weighted average ADSs or ordinary shares to calculate earnings per ADS and earnings per share.

Management Comments

“I am pleased to report another record setting quarter as our business continues to gain strong momentum,” commented Mr. Michael Yao, Chairman and Chief Executive Officer of 58.com. “Our overall traffic increased to record high levels. Mobile traffic continued to grow at a much faster pace than PC traffic, with 54% of traffic coming from our mobile platforms demonstrating the traction we are gaining. While we continue to be the leading player in China’s multi-category local services market, we need to invest aggressively now to strengthen our competitive advantages in order to extend our lead and ensure future sustainable growth.”

Mr. Hao Zhou, Chief Financial Officer of 58.com added, “Our revenues exceeded the high end of our guidance for the third consecutive quarter since our IPO. The number of subscription-based paying merchant members during the second quarter of 2014 exceeded 500,000 for the first time. However, it is still less than 10% of the merchants that use our platform and is an even smaller fraction of the SME merchants population in China. Our profitability and cash position give us more power to re-invest in growing our business, including M&A activities to further expand market share.”

Second Quarter 2014 Financial Results

Revenues

Total revenues were US$64.6 million, representing an increase of 83.9% from US$35.1 million in the same quarter of 2013.

Membership revenues were US$35.1 million, an increase of 70.6% from US$20.6 million in the same quarter of 2013. The increase was primarily driven by the increase in the number of paying merchant members. The number of paying merchant members during the second quarter of 2014 was approximately 510,000, an increase of 71.1% from 298,000 in the same quarter of 2013. Paying merchant members are defined as the quarterly average number of paying merchant members over a given period.

Online marketing services revenues were US$29.3 million, an increase of 107.7% from US$14.1 million in the same quarter of 2013. The increase in online marketing services revenues was primarily attributable to an increase in user traffic and the effectiveness of the Company’s online marketing services, particularly growth in the Company’s bidding services.

Cost of Revenues

Cost of revenues was US$3.4 million, an increase of 58.4% from US$2.1 million during the same quarter of 2013. The year-over-year increase in cost of revenues was primarily driven by the increase in short message service (SMS) costs and bandwidth fees.

Gross Profit and Gross Margin

Gross profit was US$61.2 million, an increase of 85.5% from US$33.0 million during the same quarter of 2013.

Gross margin was 94.7%, compared with 93.9% during the same quarter of 2013.

Operating Expenses

Operating expenses were US$53.9 million, representing an increase of 89.2% from US$28.5 million in the same quarter of 2013.

Sales and marketing expenses in the second quarter of 2014 were US$40.3 million, an increase of 106.6% from US$19.5 million during the same quarter in 2013. Within sales and marketing expenses, advertising expenses accounted for US$16.5 million and US$4.5 million during the second quarter of 2014 and 2013, respectively. The increase in advertising expenses was primarily due to expenses associated with the marketing of the Company’s mobile platforms. Brand and online marketing expenses also increased, but to a lesser degree. The increase in other sales and marketing expenses was primarily driven by increased commissions, salaries and benefits for the Company’s sales and customer service teams.

Research and development expenses during the second quarter of 2014 were US$9.5 million, an increase of 56.9% year-over-year from US$6.1 million in the same quarter of 2013. The increase was primarily due to increased personnel costs as a result of hiring additional research and development personnel for the development of new features and services as well as share-based compensation and increased rental expenses.

General and administrative expenses in the second quarter of 2014 were US$4.1 million, an increase of 39.5% from US$2.9 million in the same quarter of 2013. The increase was primarily driven by increased share-based compensation expenses, professional fees and other administrative related expenses. The increase in professional fees was mainly due to costs associated with being a public company.

Income from Operations

Income from operations was US$7.3 million in the second quarter of 2014 compared with an income from operations of US$4.5 million in the same quarter of 2013. Operating margin was 11.3% in the second quarter of 2014, compared with 12.8% in the same quarter of 2013.

Non-GAAP income from operations 3 was US$8.5 million in the second quarter of 2014 compared with non-GAAP income from operations of US$5.1 million in the same quarter of 2013. Non-GAAP operating margin was 13.2% in the second quarter of 2014 compared with non-GAAP operating margin of 14.4% in the same quarter of 2013.

Other Income

Other income in the second quarter of 2014 was US$5.6 million, a significant increase from US$0.5 million in the same quarter of 2013. The increase was primarily due to an increase of US$1.9 million in interest income, US$1.2 million in investment income and US$1.8 million in government grants compared with the second quarter of 2013.

Income Tax Expenses

Income tax expenses were US$1.7 million in the second quarter of 2014, which were calculated using the annual effective tax rate of 13% for 2014 estimated by the Company. The difference between the statutory tax rate of 25% in China and the Company’s annual effective tax rate is mainly attributable to the preferential tax rate of 15% enjoyed by subsidiaries qualified as “high and new technology enterprises,” research and development tax credits and net losses carried forward from prior years.

Net Income

Net income was US$11.2 million in the second quarter of 2014, compared with a net income of US$5.0 million in the same quarter of 2013. Net margin was 17.3% in the second quarter of 2014, compared with 14.1% in the same quarter of 2013.

Non-GAAP net income was US$12.4 million in the second quarter of 2014, compared with non-GAAP net income of US$5.5 million in the same quarter of 2013. Non-GAAP net margin was 19.2% in the second quarter of 2014, compared with non-GAAP net margin of 15.7% in the same quarter of 2013.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS attributable to ordinary shareholders in the second quarter of 2014 were US$0.14 and US$0.13, respectively, compared with basic and diluted earnings per ADS attributable to ordinary shareholders of US$0.03 during the same quarter of 2013.

Non-GAAP basic and diluted earnings per ADS attributable to ordinary shareholders in the second quarter of 2014 were US$0.15, compared with basic and diluted earnings per ADS attributable to ordinary shareholders of US$0.06 during the same quarter of 2013.

3 Non-GAAP income from operations is defined as income from operations excluding share-based compensation expenses.

Cash, Cash Equivalents, Term Deposits and Short-term Investments

As of June 30, 2014, the Company had cash, cash equivalents, term deposits and short-term investments of US$414.3 million.

Cash Flow

Net cash provided by operating activities was US$22.2 million in the second quarter of 2014, compared with US$13.5 million in the same quarter of 2013.

First Half 2014 Financial Results

Revenues

Total revenues were US$112.8 million in the first half of 2014, representing an increase of 91.7% from US$58.8 million in the same period of 2013.

Membership revenues were US$62.6 million in the first half of 2014, an increase of 76.6% from US$35.5 million in the same period of 2013. The increase was primarily driven by the increase in the number of paying merchant members. The number of average quarterly paying merchant members during the first half of 2014 was approximately 476,000, an increase of 74.4% from 273,000 in the same period of 2013.

Online marketing services revenues were US$49.8 million in the first half of 2014, an increase of 122.2% from US$22.4 million in the same period of 2013.

Cost of Revenues

Cost of revenues was US$5.8 million in the first half of 2014, an increase of 42.5% from US$4.1 million during the same period of 2013.

Gross Profit and Gross Margin

Gross profit was US$107.0 million in the first half of 2014, an increase of 95.4% from US$54.7 million during the same period of 2013.

Gross margin was 94.8% in the first half of 2014, compared with 93.0% during the same period of 2013.

Operating Expenses

Operating expenses were US$98.0 million in the first half of 2014, representing an increase of 76.9% from US$55.4 million in the same period of 2013.

Sales and marketing expenses in the first half of 2014 were US$72.4 million, an increase of 90.1% from US$38.1 million during the same period in 2013. Within sales and marketing expenses, advertising expenses accounted for US$29.1 million and US$10.3 million during the first half of 2014 and 2013, respectively.

Research and development expenses during the first half of 2014 were US$17.3 million, an increase of 45.6% year-over-year from US$11.9 million in the first half of 2013.

General and administrative expenses in the first half of 2014 were US$8.3 million, an increase of 52.8% from US$5.5 million in the first half of 2013.

Income from Operations

Income from operations was US$9.0 million in the first half of 2014, compared with a loss from operations of US$0.7 million in the same period of 2013. Operating margin was 7.9% in the first half of 2014, compared with negative 1.1% in the same period of 2013.

Non-GAAP income from operations was US$11.3 million in the first half of 2014 compared with non-GAAP income from operations of US$0.5 million in the first half of 2013. Non-GAAP operating margin was 9.9% in the first half of 2014 compared with non-GAAP operating margin of 0.8% in the same period of 2013.

Other Income

Other income in the first half of 2014 was US$6.5 million, an increase of 597.7% from US$0.9 million in the first half of 2013. The increase was primarily due to the increase in interest income, investment income and government grants, partly offset by foreign currency exchange loss in the first half of 2014.

Income Tax Expenses

Income tax expenses were US$2.0 million in the first half of 2014, which were calculated using the annual effective tax rate of 13% for 2014 estimated by the Company.

Net Income

Net income was US$13.5 million in the first half of 2014, compared with a net income of US$0.3 million in the same period of 2013. Net margin was 12.0% in the first half of 2014, compared with 0.5% in the same period of 2013.

Non-GAAP net income was US$15.8 million in the first half of 2014, compared with non-GAAP net income of US$1.4 million in the same period of 2013. Non-GAAP net margin was 14.0% in the first half of 2014, compared with non-GAAP net margin of 2.4% in the same period of 2013.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS attributable to ordinary shareholders in the first half of 2014 were US$0.17 and US$0.16, respectively, compared with basic and diluted loss per ADS attributable to ordinary shareholders of US$0.23 during the same period of 2013.

Non-GAAP basic and diluted earnings per ADS attributable to ordinary shareholders in the first half of 2014 were US$0.20 and US$0.19, respectively, compared with basic and diluted loss per ADS attributable to ordinary shareholders of US$0.18 during the same period of 2013.

Cash Flow

Net cash provided by operating activities was US$40.2 million in the first half of 2014, compared with US$17.9 million in the same period of 2013.

Business Outlook

Based on the Company’s current operations, total revenues for the third quarter of 2014 are expected to be between US$66 million and US$68 million, representing a year-over-year increase of 59% to 63%. These estimates reflect the Company’s current and preliminary view, which is subject to change.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP income from operations, non-GAAP operating margin, non-GAAP net income, non-GAAP net margin and non-GAAP basic and diluted earnings per share and per ADS by excluding share-based compensation expenses from income from operations and net income attributable to the Company’s shareholders, respectively.  The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments.  The use of the above non-GAAP financial measures has certain limitations.  Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results.  The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses in the reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating the Company’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP.  Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

58.com’s management will host an earnings conference call on Thursday, August 21, 2014 at 8:00 a.m. U.S. Eastern Daylight Time (8:00 p.m. Beijing / Hong Kong the same day).

Dial-in details for the earnings conference call are as follows:

International:	+1-412-317-0790

U.S. Toll Free:	+1-877-870-4263

Hong Kong:	800-905945

China:	4001-201203

Passcode:	WUBA

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 8:00 a.m. U.S. Eastern Daylight Time, August 28, 2014. The dial-in details for the replay are as follows:

International:	+1-412-317-0088

U.S. Toll Free:	+1-877-344-7529

Passcode:	10051011

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of 58.com’s website at http://www.58.com.

About 58.com Inc.

58.com Inc. (NYSE: WUBA) operates China’s largest online marketplace serving local merchants and consumers, as measured by monthly unique visitors on both its www.58.com website and mobile applications. The Company’s online marketplace enables local merchants and consumers to connect, share information and conduct business. 58.com’s broad, in-depth and high quality local information, combined with its easy-to-use website and mobile applications, has made it a trusted marketplace for consumers. 58.com’s strong brand recognition, large and growing user base, merchant network and massive database of local information create a powerful network effect. For more information on 58.com, please visit http://www.58.com.

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. 58.com may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about 58.com’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: 58.com’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user base and network of local merchants for its online marketplace; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users' information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and 58.com does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

58.com Inc.

ir@58.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

58.com Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, unless otherwise noted)

	As of
	December 31, 2013	June 30, 2014

ASSETS
Current assets:
Cash and cash equivalents	60,494	13,201
Restricted cash	—	16,308
Term deposits	152,190	235,329
Short-term investments	98,411	165,778
Accounts receivable, net	4,292	5,675
Amounts due from related parties	127	736,144
Prepayments and other current assets	8,983	16,218
Total current assets	324,497	1,188,653
Non-current assets:
Property and equipment, net	6,427	9,873
Intangible asset, net	65	58
Long-term prepayments	2,352	3,954
Total non-current assets	8,844	13,885
Total assets	333,341	1,202,538
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	8,309	8,343
Deferred revenues	55,099	75,685
Customer advances and deposits	21,369	27,748
Taxes payable	2,264	9,995
Salary and welfare payable	17,962	18,479
Amounts due to related parties	6	552,081
Accrued expenses and other current liabilities	8,049	16,962
Total current liabilities	113,058	709,293
Total liabilities	113,058	709,293
Commitments and contingencies
Shareholders’ equity:
Ordinary shares	2	2
Additional paid-in capital	359,276	618,868
Accumulated deficit	(138,419)	(124,924)
Accumulated other comprehensive loss	(576)	(701)
Total shareholders’ equity	220,283	493,245
Total liabilities and shareholders’ equity	333,341	1,202,538

58.com Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(U.S. dollars in thousands, except share, per share and per ADS data, unless otherwise noted)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2013	March 31, 2014	June 30, 2014	June 30, 2013	June 30, 2014

Revenues:
Membership	20,570	27,548	35,092	35,461	62,640
Online marketing services	14,117	20,519	29,322	22,430	49,841
Other services	427	173	145	952	318
Total revenues	35,114	48,240	64,559	58,843	112,799
Cost of revenues(1)	2,141	2,440	3,392	4,094	5,832
Gross profit	32,973	45,800	61,167	54,749	106,967
Operating expenses(1):
Sales and marketing expenses	19,514	32,076	40,324	38,088	72,400
Research and development expenses	6,068	7,733	9,523	11,852	17,256
General and administrative expenses	2,903	4,293	4,051	5,462	8,344
Total operating expenses	28,485	44,102	53,898	55,402	98,000
Income/(Loss) from operations	4,488	1,698	7,269	(653)	8,967
Other income/(expenses):
Interest income	27	1,451	1,877	46	3,328
Investment and other income, net	254	1,356	1,436	649	2,792
Foreign currency exchange income/(loss), net	128	(3,531)	390	158	(3,141)
Others, net	59	1,688	1,877	85	3,565
Income before tax	4,956	2,662	12,849	285	15,511
Income tax expenses	—	(346)	(1,670)	—	(2,016)
Net income	4,956	2,316	11,179	285	13,495
Accretions to preference shares redemption values	(2,733)	—	—	(5,381)	—
Income attributable to preference shareholders	(1,476)	—	—	—	—
Net income/(loss) attributable to ordinary shareholders	747	2,316	11,179	(5,096)	13,495
Net income	4,956	2,316	11,179	285	13,495
Foreign currency translation adjustment, net of nil tax	(434)	(227)	102	(511)	(125)
Comprehensive income/(loss)	4,522	2,089	11,281	(226)	13,370
Net income/(loss) per ordinary share attributable to ordinary shareholders - basic	0.02	0.01	0.07	(0.12)	0.08
Net income/(loss) per ordinary share attributable to ordinary shareholders - diluted	0.02	0.01	0.07	(0.12)	0.08
Net income/(loss) per ADS - basic	0.03	0.03	0.14	(0.23)	0.17
Net income/(loss) per ADS - diluted	0.03	0.03	0.13	(0.23)	0.16
Weighted average number of ordinary shares used in computing basic earnings per share	44,245,388	158,876,693	163,845,229	44,245,388	161,374,686
Weighted average number of ordinary shares used in computing diluted earnings per share	47,389,071	168,140,508	170,328,272	44,245,388	167,847,603

Note:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

Cost of revenues	12	5	6	24	11
Sales and marketing expenses	109	156	177	218	333
Research and development expenses	214	372	495	426	867
General and administrative expenses	233	498	580	464	1,078

58.com Inc.

Reconciliation of GAAP and Non-GAAP Results

(U.S. dollars in thousands, except share, per share and per ADS data, unless otherwise noted)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2013	March 31, 2014	June 30, 2014	June 30, 2013	June 30, 2014

GAAP income/(loss) from operations	4,488	1,698	7,269	(653)	8,967
Share-based compensation expenses	568	1,031	1,258	1,132	2,289
Non-GAAP income from operations	5,056	2,729	8,527	479	11,256

GAAP net income	4,956	2,316	11,179	285	13,495
Share-based compensation expenses	568	1,031	1,258	1,132	2,289
Non-GAAP net income	5,524	3,347	12,437	1,417	15,784

GAAP operating margin	12.8%	3.5%	11.3%	(1.1)%	7.9%
Share-based compensation expenses	1.6%	2.1%	1.9%	1.9%	2.0%
Non-GAAP operating margin	14.4%	5.6%	13.2%	0.8%	9.9%

GAAP net margin	14.1%	4.8%	17.3%	0.5%	12.0%
Share-based compensation expenses	1.6%	2.1%	1.9%	1.9%	2.0%
Non-GAAP net margin	15.7%	6.9%	19.2%	2.4%	14.0%

Weighted average number of ordinary shares used in computing non-GAAP basic earnings per share	44,245,388	158,876,693	163,845,229	44,245,388	161,374,686
Weighted average number of ordinary shares used in computing non-GAAP diluted earnings per share	47,389,071	168,140,508	170,328,272	44,245,388	167,847,603

Weighted average number of ADS used in computing non-GAAP basic earnings per ADS	22,122,694	79,438,347	81,922,615	22,122,694	80,687,343
Weighted average number of ADS used in computing non-GAAP diluted earnings per ADS	23,694,536	84,070,254	85,164,136	22,122,694	83,923,802

Non-GAAP net income/(loss) per ordinary share - basic	0.03	0.02	0.08	(0.09)	0.10
Non-GAAP net income/(loss) per ordinary share - diluted	0.03	0.02	0.07	(0.09)	0.09

Non-GAAP net income/(loss) per ADS - basic	0.06	0.04	0.15	(0.18)	0.20
Non-GAAP net income/(loss) per ADS - diluted	0.06	0.04	0.15	(0.18)	0.19

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